SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                -----------------------------------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                             BANNER AEROSPACE, INC.
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)


                                     0665210
                                 (CUSIP Number)


                             Donald E. Miller, Esq.
                     Senior Vice President & General Counsel
                            The Fairchild Corporation
                              45025 Aviation Drive
                                    Suite 400
                              Dulles, VA 20166-7516
                                 (703) 478-5800


                                  June 9, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



                               Page 1 of 7 Pages

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                               Page 2 of 7 Pages

SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         The Fairchild Corporation -- IRS EIN 34-0728587 RHI Holdings, Inc. -- IRS EIN 34-1545939 Fairchild Holding Corp - IRS EIN 54-1794337
-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)[ ]
                                                                      (b)[ ]
-------- ----------------------------------------------------------------------
3        SEC USE ONLY
-------- ----------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------- ----------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [ ]
-------- ----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         The Reporting Persons are incorporated under the laws of
         Delaware
--------------------------------------- ------- -------------------------------
                                        7       SOLE VOTING POWER

                                                21,129,779
                                        ------- -------------------------------
              NUMBER OF                 8       SHARED VOTING POWER
                SHARES
             BENEFICIALLY                       0
                                        ------- -------------------------------
            OWNED BY EACH               9       SOLE DISPOSITIVE POWER
           REPORTING PERSON
                 WITH                           21,129,779
                                        ------- -------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                0
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         21,129,779
-------- ----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES
                                                                      [ ]
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         85.43%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------


                               Page 3 of 7 Pages

Item 1.  Security and Issuer.

This Amendment No. 6 ("Amendment No. 6") amends the statement on Schedule 13D, filed with the Securities Exchange Commission on February 14, 1996, as amended (the "Original 13D Filing"), with respect to the common stock, par value $ 1.00 per share, (the "Common Stock") of Banner Aerospace, Inc., a Delaware corporation (the "Issuer"). The purpose of this Amendment No. 6 is to indicate that The Fairchild Corporation's has acquired an additional 3,659,424 shares of Common Stock as more fully described in Item 3. The principal executive offices of the Issuer are located at 45025 Aviation Drive, Suite 300, Dulles, VA 20166-7556. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Original 13D Filing. Other than as set forth herein, there has been no material change in the information set forth in the Original 13D Filing.

Item 2.  Identity and Background.

This statement is filed by The Fairchild Corporation ("TFC"), RHI Holdings, Inc. ("RHI") and Fairchild Holding Corp. ("FHC"), each a Delaware corporation. The address of each of TFC, RHI and FHC is 45025 Aviation Drive, Suite 400, Dulles, VA 20166-7516. TFC is a leading worldwide supplier of aerospace fasteners. RHI is a wholly owned subsidiary of TFC, and FHC is a wholly owned subsidiary of RHI.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D Filing is hereby amended to add the following:

On May 11, 1998, TFC commenced an offer to exchange (the "Exchange Offer"), for each properly tendered share of Common Stock of the Issuer, a number of shares of TFC's class A common stock, par value $0.10 per share (the "Class A Common Stock"), equal to the quotient of $12.50 divided by 20.675 up to a maximum of 4,000,000 shares of common stock, par value $1.00 per share (the "Banner Shares"), of the Issuer. The Exchange Offer expired on June 9, 1998. Pursuant to the Exchange Offer, approximately 3,659,424 shares of Common Stock have been validly tendered for exchange and accordingly TFC will issue approximately 2,212,469 shares of Class A Common Stock as consideration for such shares of Common Stock.


                               Page 4 of 7 Pages

Item 4.  Purpose of Transaction

Item 4 of the Original 13D Filing is hereby amended to add the following:

The purpose of the Exchange Offer is for TFC to increase its ownership of Banner, its subsidiary, to at least 80% such that TFC can include Banner in its United States consolidated corporate tax return. To achieve this purpose, concurrently with the Exchange Offer the TFC subsidiaries caused an aggregate of 13,605,076 shares of Banner Common Stock and 3,181,000 shares of Banner Preferred Stock to be distributed as dividends by such subsidiaries to TFC.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended to add the following:

Item 5 of the Original 13D Filing is hereby amended by adding the following:

          (a) Stock Ownership of the Reporting Persons.

          After giving effect to the transactions described in Items 3 and 4 of this Amendment No. 6, the Reporting Persons are the beneficial owners of an aggregate of 21,129,779 shares of Issuer's Common Stock, registered as follows: TFC: 17,264,500 shares of Common Stock and 3,181,000 shares of Preferred Stock; RHI: 294,133 shares of Common Stock and 105,948 shares of Preferred Stock; FHC: 269,595 shares of Common Stock; and Banner Aerospace Holding Company II, Inc. ("BACCII", an indirect wholly owned subsidiary of TFC): 11,806 shares of Common Stock and 2,797 shares of Preferred Stock.

          The Reporting Persons' beneficial ownership of 21,129,779 shares of Common Stock constitutes approximately 85.43% of the Common Stock outstanding based upon 21,445,002 shares of Common Stock issued and outstanding as of close of business on June 9, 1998, and the conversion of the Preferred Stock to Common Stock on a one-for-one basis.

          Beneficial Stock Ownership of Jeffrey Steiner. As a result of his 31% beneficial ownership in TFC and his po-



                               Page 5 of 7 Pages
     sition as Chairman, Chief Executive Officer and President of TFC, Jeffrey Steiner may be deemed to be the beneficial owner of the 21,129,779 Shares of Issuer Common Stock beneficially owned by the Reporting Persons. Mr. Steiner disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.

          (b) The information required by this paragraph is set forth in tabular form in Numbered Paragraphs 7 through 11 on Page 2 of this Schedule.

          (c) Since the date of the 13D filed on January 13, 1998, the Reporting Persons acquired an aggregate of 118,906 shares of the Issuer's Preferred Stock (convertible on a 1 to 1 basis into Common Stock), declared by the Issuer as Paid-In-Kind dividends on its Preferred Stock (stock dividend paid on April 30, 1998).

          (d) Not applicable.

          (e) Not applicable.




                               Page 6 of 7 Pages

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 17, 1998               THE FAIRCHILD CORPORATION



                                    By:  /s/ Donald E. Miller
                                         -----------------------------------
                                         Name: Donald E. Miller
                                         Title: Senior Vice President
                                                General Counsel and
                                                and Secretary



                                    RHI HOLDINGS, INC.

                                    By:  /s/ Donald E. Miller
                                         -----------------------------------
                                         Name:  Donald E. Miller
                                         Title: Vice President and
                                                Secretary


                                    FAIRCHILD HOLDING CORP.


                                    By:  /s/ Donald E. Miller
                                         -----------------------------------
                                         Name:  Donald E. Miller
                                         Title: Vice President and
                                                Secretary


                               Page 7 of 7 Pages